SECI  ISSION

07001303

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66956

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bond One, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 Rooney Court (No. and Street)

East Brunswick (City) NJ (State) 08816 (Zip Code)

PROCESSED FEB 21 2007 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Lee, President (732)967-8838 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wei, Wei & Co., LLP

(Name – *if individual, state last, first, middle name*)

133-10 39th Avenue (Address) Flushing (City) NY (State) 11354 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 12 2007 BRANCH OF REGISTRATIONS AND EXAMINATIONS 02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Charles Lee, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedule pertaining to Bond One, LLC as of and for the year ended December 31, 2006, are true and correct. I further affirm that neither Bond One, LLC nor any officer or director has any propriety interest in any account classified solely as that of a customer.

Charles Lee 2/2/07

Charles Lee Date

President

Title

Notary Public

HEATHER NANCY STEINKLEIN
ID # 2342636
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 3/30/2011

WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS


SEC MAIL
RECEIVED
PROCESSING
FEB 12 2007
WASH. D.C.
199
SECTION

BOND ONE, INC.

(SEC File No. 8-66956)

Financial Statements and Supplemental Schedule for the Year Ended December 31, 2006 and the Statement of Operations for the period from April 7, 2005 (inception) to December 31, 2005 and Independent Auditors' Report and Supplemental Report on Internal Control Structure

BOND ONE, LLC

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD FROM APRIL 7, 2005 (INCEPTION) TO DECEMBER 31, 2005

CONTENTS PAGE



CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL (718) 445 6308
FAX (718) 445 6309

• LONG ISLAND
183 SOUTH BROADWAY
SUITE 302
HICKSVILLE, NY 11801
TEL (516) 931 5399
FAX (718) 445 6309

• WASHINGTON, DC
606 SEVENTH ST., S.W.
WASHINGTON, DC 20024
TEL (202) 479 0744
FAX (202) 479 4218

INDEPENDENT AUDITORS' REPORT

The Members
Bond One, LLC

We have audited the accompanying statement of financial condition of Bond One, LLC (the "Company") as of December 31, 2006, and the related statements of operations, cash flows and changes in members' equity for the year then ended and the statement of operations for the period from April 7, 2005 (inception) to December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Bond One, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended the results of its operations for the period from April 7, 2005 (inception) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule g listed in the accompanying table of contents is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Wei Wei & Co. LLP

January 29, 2007

BOND ONE, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS		
Cash *(Note 2)*	$	60,926
Certificates of deposit *(Note 2)*		2,132,827
Interest receivable		5,383
Other assets		200
TOTAL ASSETS	$	2,199,336
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	3,680
Total current liabilities		3,680
MEMBERS' EQUITY:		2,195,656
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,199,336

See accompanying notes to financial statements.

BOND ONE, LLC

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD FROM APRIL 7, 2005 (INCEPTION) TO DECEMBER 31, 2005

	2006	2005
REVENUE:		
Interest income	$ 109,015	$ 36,219
TOTAL REVENUE	109,015	36,219
EXPENSES:		
Insurance	802	917
Professional fee	3,000	-
Registration	690	3,973
Other operating expenses	1,907	1,803
TOTAL EXPENSES	6,399	6,693
NET INCOME	$ 102,616	$ 29,526

See accompanying notes to financial statements.

BOND ONE, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	102,616
Adjustment to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) in interest receivable		(764)
Decrease in other asset		340
Increase in accounts payable and accrued expenses		2,309
Net cash provided by operating activities		104,501
CASH FLOWS FROM INVESTING ACTIVITY:		
Investment in certificates of deposit		(20,763)
Net cash (used in) investing activity		(20,763)
CASH FLOWS FROM FINANCING ACTIVITY:		
Distributions		(36,486)
Net cash (used in) financing activity		(36,486)
NET CHANGE IN CASH		47,252
CASH AT THE BEGINNING OF YEAR		13,674
CASH AT THE END OF YEAR	$	60,926

See accompanying notes to financial statements.

BOND ONE, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

MEMBERS' EQUITY, DECEMBER 31, 2005	$	2,129,526
Distributions		(36,486)
Net income		102,616
MEMBERS' EQUITY, DECEMBER 31, 2006	$	2,195,656

See accompanying notes to financial statements.

BOND ONE, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

1. ORGANIZATION

Bond One, LLC (the "Company") was incorporated in the State of New Jersey on April 7, 2005. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

Securities transactions

The Company records securities transactions and recognizes related revenues on a trade date basis. Investment banking fees and expenses are recorded on an accrual basis.

Cash and Cash Equivalents

For the purposes of balance sheet presentation and reporting of cash flows, the Company considers all demand deposits and money market funds to be cash equivalents.

Certificates of Deposit

Time deposits in banks maturing within one year, bearing interest varying from 5.46% to 5.68% per annum, are carried at costs.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense charged to operations was $10 for the year ended December 31, 2006.

Income Taxes

The Company has elected to be treated as a partnership for federal and state income tax purposes. A partnership is not a tax paying entity for federal and state income tax purposes. Income, loss, deductions and credits pass through proportionately to its members and are taxed at the individual members' income tax rates. Accordingly, no provision for income taxes is provided in the financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates in preparation of financial statements

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. The Company's assets and liabilities are largely carried at fair value or contracted amounts which approximate fair value. Assets consist of cash, certificates of deposit, and interest receivables. Liabilities consist of accounts payable and accrued expenses.

3. CONCENTRATION OF CREDIT RISK

The Company maintains its cash accounts at commercial banks. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation for up to $100,000. Amounts in excess of insured limits at December 31, 2006 was approximately $2,049,000.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchanges Act of 1934. The Company computes its net capital using the aggregate indebtedness standard method, which requires the maintenance of minimum net capital of $100,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had a net capital of $697,714, which was $597,714 in excess of its required capital.

BOND ONE, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITY EXCHANGE ACT OF 1934
DECEMBER 31, 2006

NET CAPITAL:		
Total members' equity	$	2,195,656
Total capital		2,195,656
Deductions and/or charges:		
Non-allowable assets		
Interest receivable		5,383
Other assets		200
		5,583
Net capital before haircuts on securities positions		2,190,073
Haircuts on securities:		
Undue concentration		1,492,337
Money market funds		22
NET CAPITAL	$	697,714
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	100,000
Excess net capital	$	597,714
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)	$	697,346
COMPUTATION OF AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	3,680
TOTAL AGGREGATE INDEBTEDNESS	$	3,680
Percentage of aggregate indebtedness to net capital		0.5274%

BOND ONE, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITY EXCHANGE ACT OF 1934 (continued) DECEMBER 31, 2006

There are no material differences between the computation of net capital as computed above and as reported by the Company in Part IIA of Form X-17A-5 as of December 31, 2006.

The Company is exempt from the provisions of 15c3-3 under Securities Exchange Act of 1934 as set forth in the conditions for exemption in paragraph (k)(2)(ii).



CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445 6308
FAX. (718) 445 6309

• LONG ISLAND
183 SOUTH BROADWAY
SUITE 302
HICKSVILLE, NY 11801
TEL (516) 931 5399
FAX (718) 445 6309

• WASHINGTON, DC
606 SEVENTH ST., S.W.
WASHINGTON, DC 20024
TEL (202) 479 0744
FAX (202) 479 4218

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

The Members
Bond One, LLC

In planning and performing our audit of the financial statements of Bond One, LLC. (the "Company") for the year ended December 31, 2006, on which we issued our report dated January 29, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) under the Security Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. The Company was in compliance with the conditions of the exemption and no facts came to our attention to indicate that such conditions had not been complied with during the period. We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purposes.

Wei Wei & Co. LLP

January 29, 2007

END